SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Inc.
Corporate Secretary’s Office

By-Law One

BCE Inc.

BY-LAW ONE
A by-law to regulate generally the business
and affairs of the Corporation

PART 1
SHAREHOLDERS

Section 1.01 Meetings — Subject to the laws governing the Corporation and the Articles of the Corporation, meetings of shareholders of the Corporation may be held at such place and at such time as the directors, the Chairman of the Board or the President, if he is a director, shall determine.

Section 1.02 Notice of Meetings and Documentation — Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them.

Notice of shareholder meetings or any other notices or documents intended for shareholders may be given by prepaid mail, facsimile, or by any electronic or other communication facilities. The Board of Directors may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors and auditors by any means permitted under the laws governing the Corporation or pursuant to the Articles or by-laws of the Corporation. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine.

Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent (i) when it is delivered personally or to the recorded address pursuant to Section 1.13 hereof; (ii) when it has been deposited in a post office or post office letter box; or (iii) when it has been dispatched or delivered for dispatch by means of facsimile, electronic or other communication facilities.

Section 1.03 Omission of Notification — The accidental omission to give, deliver or send any notice to any shareholder, director or auditor or the non-receipt of any notice by any such person or any irregularity or error in any notice or in the giving, delivery or sending thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 1.04 Participation by Electronic Means — Any person entitled to attend and vote at a meeting of shareholders may (i) vote at the meeting in person or by proxy (and, subject to any determinations made from time to time by the directors, may appoint a proxy by any method permitted by law, including over the internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities); and (ii) may participate in the meeting by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities.

Section 1.05 Meetings by Electronic Means — The Board of Directors may determine the manner in which meetings of shareholders shall be held (either at a specific place, or by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other, or a combination of the foregoing), as permitted by the laws governing the Corporation and the Articles of the Corporation, and when calling a meeting of shareholders, the Board of Directors may determine that such meeting will be held entirely by means of such telephonic, electronic or other communication facilities.

Section 1.06 Quorum — Except as otherwise provided in the Articles of the Corporation, the holders present in person or by proxy of not less than 10% of the outstanding shares of the Corporation entitled to be voted at a meeting of shareholders shall constitute a quorum. In addition, a person participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.

Section 1.07 Chairman of Meeting — The Chairman of the Board, or in his absence, the President, if he is a director, or in his absence, any officer who is a director, or in his absence, any Vice-President who is a shareholder, shall preside as chairman at any meeting of the shareholders. If all of the foregoing be absent, the persons present and entitled to vote at said meeting shall choose one of their number to act as chairman of the meeting.

Section 1.08 Procedure at Meetings — The chairman of any meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects. The decision of the chairman on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the meeting.

Section 1.09 Persons entitled to be present — The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditors and others who, although not entitled to vote, are entitled or required under the laws governing the Corporation or the Articles of the Corporation to be present at the meeting. Any other person may be admitted by permission of the chairman of the meeting or with the consent of the meeting.

Section 1.10 Scrutineers — The chairman of a meeting of shareholders may, or if a ballot is to be taken shall, appoint one or more persons, who need not be shareholders, to act as scrutineers at any such meeting.

Section 1.11 Voting — Voting at any meeting of shareholders shall be by a show of hands by holders present (or represented by proxy) at such meeting except where, either before or after any vote by show of hands a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner and either at once or after adjournment, as the chairman of the meeting shall direct. Unless otherwise required by law or by the Articles of the Corporation, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting. A declaration by the chairman of any meeting that a vote taken upon a question has been carried or carried unanimously or by particular majority, or lost or not carried by a particular majority, shall be conclusive evidence of the fact. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a casting vote in addition to the vote or votes to which the chairman is entitled as a shareholder or proxyholder. Where there is more than one person registered as a shareholder in respect of any share or shares and if more than one of such persons be present at any meeting in person or by proxy, that one of the said persons so present whose name stands first in the securities register of the Corporation in respect of such share or shares shall alone be entitled to vote in respect thereof.

To the extent permitted by the by-laws or the Articles of the Corporation or by the laws governing the Corporation, the directors may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The directors may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

Section 1.12 Dividends and Other Amounts — A dividend or other amount payable in cash with respect to the outstanding shares of the Corporation may be paid by cheque drawn on a financial institution or by electronic means to or to the order of each registered holder of shares of the class or series in respect of which it is to be paid. Cheques may be sent by prepaid ordinary mail or delivered to such registered holder at his address as recorded in the securities register of the Corporation, unless such holder has otherwise directed. In case of joint holders, a cheque shall, unless such joint holders have otherwise directed, be made payable to the order of all such joint holders and if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, a cheque shall be mailed or delivered to the first address so recorded. The mailing or delivery of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge all liability for the dividends (or other amounts) for the sum represented thereby plus the amount of any tax, levy or duty which the Corporation was required to and did withhold. In the event of non-receipt of any cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount upon such terms as to indemnity, reimbursement of expenses and evidence of non-receipt as the directors or any officer or agent designated by them may from time to time prescribe, whether generally or in any particular case.

Dividends or other amounts payable in cash with respect to the outstanding shares of the Corporation may be paid to shareholders in Canadian currency or in equivalent amounts of a currency or currencies other than Canadian currency. The Board of Directors may declare dividends or other amounts in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other amounts.

Section 1.13 Addresses of Shareholders — Every shareholder shall furnish to the Corporation or to any agent appointed by the Corporation an address to which all notices and documents intended for the shareholders shall be sent by prepaid mail or hand delivery. If a shareholder fails to furnish such an address, the address of such shareholder shall be deemed to be that of the office at which the central securities register of the Corporation is maintained; provided that the Treasurer may change or cause to be changed the address of any shareholder in accordance with any information believed by him or her to be reliable. The Corporation may maintain a supplemental list of shareholders who consent to receive notices or documents intended for the shareholders by means of electronic or other communication facilities. Such supplemental list and the electronic addresses contained therein shall not be included in, and shall be deemed not to form part of, the securities register required to be maintained by the Corporation or the shareholders’ lists or supplemental shareholders’ list required to be furnished by the Corporation in certain circumstances. In the event that the Corporation is unable to deliver, in accordance with such supplemental list, notices or documents required to be delivered by the laws governing the Corporation or pursuant to the Articles or by-laws of the Corporation to a shareholder at the electronic address provided to the Corporation, the Corporation shall deliver such notices or documents at the address of such shareholder maintained in the securities register in accordance with the first paragraph of this Section 1.13.

PART 2
DIRECTORS

Section 2.01 Election and Term of Office — The directors shall be elected at each annual meeting of shareholders, except as otherwise provided by the Articles of the Corporation or the laws governing the Corporation. Each director shall hold office (i) until the next annual meeting; (ii) until such person ceases to be a director as provided by the Articles of the Corporation or the laws governing the Corporation; or (iii) until the resignation of such director becomes effective, that is, at the time a written resignation is sent to the Corporation or at the time specified in the resignation, whichever is later.

Section 2.02 Time, Place and Notice of Meetings — As soon as may be practicable after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, without notice, provided that they shall constitute a quorum, for the appointment of the officers and the election of the Chairman of the Board and the President of the Corporation, if he is a director, and the transaction of such other business as may come before the meeting.

Subject to the provisions of any resolution of the directors, (i) meetings of the directors may be called at any time by or by order of the Chairman of the Board, the President, if he is a director, any officer who is a director or any two directors; and (ii) notice of the time and place of each meeting of the directors shall be delivered, mailed, or communicated by means of telephonic, electronic or any other communication facilities to each director at least 24 hours, excluding holidays, before the time fixed for the meeting, save that no notice shall be necessary if all the directors are present or if, either before or after the meeting is held, those absent waive notice.

Meetings of the Board of Directors may be held at any place within or outside Canada. In addition, meetings of the Board of Directors may be held by means of telephonic, electronic or other communication facilities that permit all directors to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities and in accordance with the procedures, if any, that may be adopted from time to time by the directors.

Section 2.03 Participation to Meetings — If all the directors of the Corporation consent, a director may participate in a meeting of the Board of Directors or of a committee of directors by means of telephonic, electronic or other communication facilities that permit all directors to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities and in accordance with the procedures, if any, that may be adopted from time to time by the directors.

Section 2.04 Quorum and Voting — The directors may, from time to time, fix by resolution the quorum for meetings of the directors but unless so fixed three directors shall constitute a quorum. At any meeting of the directors, any question shall be decided by a majority of the votes cast and, in the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote. A director participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.

Section 2.05 Chairman of Meeting — Subject to the provisions of any resolution of the directors, the Chairman of the Board, or in his absence, the President, if he is a director, or in the absence of all of them, any officer who is a director, or in the absence also of any such officer, such director as the meeting shall select, shall act as chairman of the meeting.

Section 2.06 Number of Directors — Subject to the provisions of the laws governing the Corporation and of the Articles of the Corporation, the number of directors shall be as determined from time to time by resolution of the directors.

Section 2.07 Chairman of the Board — The directors may determine, as they shall deem appropriate from time to time, that the Chairman of the Board (i) shall not be an officer of the Corporation and shall act solely in a non-executive capacity; or (ii) shall be an officer of the Corporation and shall act in an executive capacity.

PART 3
EXECUTION OF DOCUMENTS

Section 3.01 Execution of Documents — The directors may from time to time determine the officers or other persons by whom any documents of the Corporation shall be executed and the manner of execution thereof, including the use of reproduction by means of facsimile or electronic facilities of any or all signatures and the use of the corporate seal or a reproduction thereof by means of facsimile or electronic facilities.

PART 4
REPEAL

Section 4.01 Repeal — Upon the date of this By-Law becoming effective, BY-LAW NO. 1 shall be repealed, provided that such repeal shall not affect the previous operation of BY-LAW NO. 1 or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to such BY-LAW NO. 1 prior to its repeal and provided further that all by-laws of the Corporation previously repealed shall remain repealed. All officers and persons acting under BY-LAW NO. 1 shall, notwithstanding its repeal, continue to act as if appointed under the provisions of this By-Law or by the Canada Business Corporations Act and all resolutions of the shareholders or directors passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Corporate Secretary's Office
Effective March 16, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005